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18007017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 19 2018
Washington DC
406

SEC FILE NUMBER
8- 38937

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUAYLE & CO., SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9400 S. SAGINAW ST. SUITE B
(No. and Street)

GRAND BLANC (City) MI (State) 48439 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT A. QUAYLE 810-771-4178
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GAUDETTE, BRYANT A.
(Name – *if individual, state last, first, middle name*)

21320 PROVINCIAL BLVD. SUITE 100 (Address) KATY (City), TX (State) 77450 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, ROBERT A. QUAYLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUAYLE & CO., SECURITIES, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL

Title

MY COMMISSION EXPIRES 5/23/2022

3/6/18

Notary Public OAKLAND CTY, ACTING IN GENESSEE COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

QUAYLE & CO. SECURITIES

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 12/31/2017

Bryant A. Gaudette, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Proprietor
Quayle & Co Securities
9400 S. Saginaw Street Suite B
Grand Blanc MI 48439

Opinion on The Financial Statements

We have audited the statement of financial condition of Quayle & Co Securities (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette

We have served as the Company's auditor since December 31, 2017.

Katy, TX 77450

March 12, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Quayle & Co. Securities

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended 2017

	Dec 31,17
ASSETS	
Current Assets	
Checking/Savings	
1011 · Cash in Brokerage- Ameritrade	2,937.72
1013 · Cash in Bank-CRD account	208.77
1021 · - Chase Bank Checking	5475.41
1022 · Quayle Financial Group	4,117.97
Total Checking/Savings	12,739.87
Other Current Assets	
1025 · Investments/Ameritrade	8,843.74
1100 · Investments Oppenheimer	1,047.82
Total Other Current Assets	9.891.56
Total Current Assets	23,631.43
Fixed Assets	
1520 · Equipment	5,517.00
1570 · Accumulated Depreciation	-5,517.00
Total Fixed Assets	0.00
TOTAL ASSETS	22,631.43
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2135 · Accrued Liabilities	132.99
Total Other Current Liabilities	132.99
Total Current Liabilities	132.99
Total Liabilities	132.99
Equity	
30000 · Opening Balance Equity	1,000.00
3005 · Additional Paid in Capital	17,045.00
3010 · Retained Earnings	-200,128.70
Net Income	204,582.14
Total Equity	22,498.44
TOTAL LIABILITIES & EQUITY	22,631.43

The accompanying notes are an integral part of these financial statements.

Quayle & Co. Securities
Financial Statements
Statement of Operations
As of and for the Year-Ended 2017

		Jan - Dec 17
Income		
	4010 · Commissions Earned	378,578.16
	4076 · Mart to Market Adjustments	-2,041.21
	4090 · Interest Income	0.08
	4096 · Gain/Loss on Security Trading	72.10
	4097 · Gain/loss on disposal of Assets	-147.50
	4095 · Dividend Income	154.78
Total Income		376,617.41
Expense		
	6120 · Bank Service Charge	90.00
	6128 · Commission Expense	80,500.00
	6140 · Contributions	1,625.00
	6205 . Filing Fees	25.00
	6225 · Advertising	2,994.74
	6180.2 · Insurance - SIPC	565.00
	6300 ·repairs & maintenance	2,300.00
	6227 · Promotional Expense	200.00
	6231 · Fees & Licenses	3,662.90
	6250 · Postage & Delivery	401.73
	6290 · Rent	13,000.00
	6340 · Telephone	16.50
	6550 · Office Supplies	1,024.72
	66553 · Office Expense	37,325.63
	6651 · Auditing Fees	3,250.00
	6545 . internet service	88.05
	6830 . federal tax	17,650.00
	6860 . state tax	2,000.00
	6140.1 . gifts/clients	50.00
	66900 . reconciliation discrepancies	5,266.00
Total Expense		**172,035.27**
Net Income		**204,582.14**

The accompanying notes are an integral part of these financial statements.

Quayle & Co. Securities
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	204,582.14
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1025 · Investments/Ameritrade	2,843.82
1100 · Investments/Oppenheimer	-3.05
1080 · Accts. Receivable/Opp.	-250.00
1115 · Accts. Receivable/Other	-50.00
Net cash provided by Operating Activities	207,122.91
FINANCING ACTIVITIES	
3010 · Retained Earnings	-245,556.00
3005 · Additional Paid in Capital	13,000.00
Net cash provided by Financing Activities	-232,556.00
Net cash increase for period	-25,433.09
Cash at beginning of period	38,172.96
Cash at end of period	12,739.87

The accompanying notes are an integral part of these financial statements.

Quayle & Co. Securities
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended 2017

	Total Owners Equity
Balance at January 1, 2017	$50,472.00
Net Income (Loss) for the year ended 12/31/17	$204,582.00
Capital Contributions	13,000.00
Capital Withdrawal	($245,556.00)
Prior Period Adjustment	-
Balance at December 31, 2017	$22,498

The accompanying notes are an integral part of these financial statements

QUAYLE & CO., SECURITIES
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Quayle & Co., Securities (the Company) was organized in the State of Michigan effective October 22, 1987. The Company has adopted a calendar year.

Description of Business

The Company, located in Grand Blanc, MI. is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held at the clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

QUAYLE & CO., SECURITIES
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others.

Concentrations

The Company's concentration is services are sales of securities, annuities, and insurance.

SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 6, 2018, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exempted provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to its clearing broker dealer.

QUAYLE & CO., SECURITIES
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE D – LEASES

The Company leases office space in an amount of $13,000.00 annually.

NOTE E – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an assets or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority

To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation are obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at December 31, 2017 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2017		
Marketable Securities	$ 9,891.56	$ 9,891.56
Total	$ 9,891.56	$ 9,891.56

QUAYLE & CO., SECURITIES
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was $55.04 in dividend income.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2017		
Marketable Securities	$ 9,891.56	$ 9,891.56
Total	$ 9,891.56	$ 9,891.56

Cost and fair value of money market funds and marketable securities at December 31, 2017 are as follows:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value	

December 31, 2017					
Available for Sale:					
Marketable Securities	$8,843.74	$ 1,047.82	0	$9,891.56	
Totals	$ 8,843.74	$1,047.82	0	$ 9,891.56	

QUAYLE & CO., SECURITIES
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE G – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE H – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Quayle & Co. Securities
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Computation of Net Capital

Stockholder's Equity			$ 22,498
Non-Allowable Assets			
XX	$ 0.0		
XX	0.0		
XX	0.0		
Total Non-Allowable Assets		$ (0.0)	
Haircuts on Securities Positions			
Securities Haircuts	$ (1,347)		
Undue Concentration Charges	0.0		
Total Haircuts on Securities Positions		$ (1,347)	
Net Allowable Capital			$ 21,151

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 9
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000.
Net Capital Requirement	5,000.
Excess Net Capital	16,151

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 133
Percentage of Aggregate Indebtedness to Net Capital	0.63%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2016	$ 21,151
Adjustments	
Increase (Decrease) in Equity	$0
(Increase) Decrease in Non-Allowable Assets	0
(Increase) Decrease in Securities Haircuts	0
Net Capital per Audit	$ 21,151
Reconciled Difference	$0

The accompanying notes are an integral part of these financial statements

QUAYLE & CO. SECURITIES
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2017

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12/31/2017, the Company had net capital of $21,151 which was $16,151 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.63%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule

15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

QUAYLE & CO. SECURITIES
Supplementary Reports Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2017

<u>Auditor's Report on Review of Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)</u>

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(ii)

Robert Quayle
Quayle & Co Securities
9400 S. Saginaw Street
Suite B
Grand Blanc, MI 48439

Dear Robert Quayle:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Quayle & Co Securities identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which Quayle & Co Securities claims exemption from 17 C.F.R. §240.15c3-3. Quayle & Co Securities stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Quayle & Co Securities's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quayle & Co Securities's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

March 12, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

QUAYLE & CO. SECURITIES

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2017

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

QUAYLE & CO.
SECURITIES

February 12, 2018

Bryant A. Gaudette
21320 Provincial Blvd.,
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Quayle & Co. Securities,

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;
2. We have met the identified exemption from**01/01/2017** through **12/31/2017**, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

[signature] Date 02/12/2018

Robert A. Quayle
Principal
Quayle & CO. Securities